HARMONY GOLD MINING COMPANY LIMITED

First Floor 4 The High Street	Suite No 1 Private Bag X1	T +27 11 684 0140	NYSE trading symbol HMY
Melrose Arch Melrose North	Melrose Arch 2076	F +27 11 684 0188	JSE trading symbol HAR
2196 Johannesburg	Johannesburg South Africa	W www.harmony.co.za

VIA EDGAR AND FACSIMILE

Mara L. Ransom, Esq.

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Harmony Gold Mining Company Limited
Registration Statement on Form F-4
SEC File No.: 333-120975

Dear Ms. Ransom:

On behalf of Harmony Gold Mining Company Limited, I hereby (a) withdraw the request made on our behalf on February 23, 2005, pursuant to Rule 461 (“Rule 461”) of the General Rules and Regulations under the Securities Act of 1933, as amended, that the captioned Registration Statement be accelerated and declared effective at 5.30 p.m. EST on Thursday, February 24, 2005 and (b) request, pursuant to Rule 461 that the captioned Registration Statement be accelerated to, and that the Registration Statement be declared effective at, 5.30 p.m. EST on Monday, February 28, 2005, or as soon as practicable thereafter.

If you require any additional information with regard to this matter, please telephone John M. Basnage or Elizabeth L. Katkin on 011 44 20 7367 0200.

/s/ Bernard Swanepoel

BERNARD SWANEPOEL

HARMONY GOLD MINING COMPANY LIMITED

Directors:	P T Motsepe* (Chairman), Z B Swanepoel (Chief Executive), F Abbott*, F Dippenaar, V N Fakude*, T S A Grobicki, W M Gule, Dr D S Lushaba*, R Menell*, M Motloba*, Dr M Nkosi*, M F Pleming*, N V Qangule, C M L Savage* *Non-Executive

Secretary:	M P van der Walt

Registration Number: 1950/038232/06